345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

January 25, 2024

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Jeff Kauten
Ms. Jan Woo

Re:	LBBB Merger Corp.
Amendment No. 6 to Registration Statement on Form S-4
Filed January 19, 2024
File No. 333-268343

Dear Mr. Kauten and Ms. Woo:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated January 24, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 7 to the Registration Amendment (“Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to the Staff’s comment by revising the Registration Statement to address the comment. The Staff’s comment is repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing the comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates.

Amendment No. 6 to Registration Statement on Form S-4

General

1.	We note based on page F-28 that on October 23, 2023 you entered into a merchant cash advance agreement with a “factory” company. Please clarify if the company is a manufacturing company or a finance / “factoring” company. Also, please expand your MD&A to disclose the October 23, 2023 cash advance and October 30, 2023 loan agreement, the interest rates charged, and their impact on future results of operations. Disclose all events and transactions up to the date of the filing in your MD&A.

Response: The disclosure on pages 151, 152 and F-28 of the Amended Registration Statement has been revised in response to the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or David Manno, Esq. at (212) 981-6772 of Sichenzia Ross Ference Carmel LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:
Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.